UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 12 August 2010

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Referral by Competition Commission of polymers industry investigation to Competition Tribunal for adjudication

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896   US8038663006
Share codes: JSE – SOL   NYSE – SSL
("Sasol")

Referral by Competition Commission of polymers industry investigation to Competition Tribunal for adjudication

As previously disclosed by Sasol as part of its ongoing disclosures, the South African Competition Commission has been investigating the South African polymers industry. The Competition Commission announced today that it has referred its findings to the Competition Tribunal for adjudication.

In its announcement the Competition Commission stated that it has referred complaints of collusion and excessive pricing in the polymers market against Sasol Chemical Industries Limited (SCI) and Safripol (Pty) Limited (Safripol) to the Competition Tribunal for adjudication. It also announced that it has simultaneously reached a settlement with Safripol in which Safripol admits that the supply agreement between SCI and Safripol and its implementation amounted to price fixing in contravention of the Competition Act. The Competition Commission has indicated that it is seeking an administrative penalty of 10% of SCI's annual turnover for each of these alleged contraventions.

The Competition Commission's allegation of collusion relates to an agreement of the Sasol Polymers division of SCI with Safripol, which was structured at the behest of the former Competition Board following the formation of Polifin (the Sasol / AECI joint venture) in 1994.

The agreement was structured to ensure Safripol's ongoing access to propylene supply at a market-related price.

South African propylene and polypropylene prices are comparable to international prices and hence Sasol believes that there is no legitimate basis for the Competition Commission's excessive pricing allegations.

Sasol Polymers has been liaising with the Competition Commission in its investigation. SCI has not yet received the referral mentioned in the Competition Commission's announcement.

Given SCI's interactions with the Competition Commission and knowledge of this matter, SCI does not believe that it has breached any competition laws. Accordingly, at this time, there is no reasonable certainty as to whether or not SCI will be found to have contravened competition laws as alleged, whether a penalty will be imposed and the quantum thereof. SCI intends defending the matter before the Competition Tribunal should an amicable resolution of the matter not be achieved.

12 August 2010
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Disclaimer - Forward-looking statements:

In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved.

If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.

You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2009 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 August 2010

By: /s/ N L Joubert
         Name: Nereus Louis Joubert
         Title: Company Secretary